Filed pursuant to Rule 253(g)(2)

File No. 024-12204

OFFERING CIRCULAR SUPPLEMENT NO. 5  DATED OCTOBER 29, 2024

(To the offering circular dated March 31, 2023, and qualified on APRIL 11, 2023)

SPARx HOLDINGS gROUP, INC.

(Exact name of registrant as specified in its charter)

Date: October 29, 2024

Nevada	3585	92-3402117
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

1800D Mineral Spring Avenue, #164

North Providence, RI 02904

Telephone: 401-830-9878

www.sparx-fire.com

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

EXPLANATORY NOTE

This offering circular supplements our preliminary offering circular contained in our offering statement filed with the U.S. Securities and Exchange Commission (“SEC”) on March 31, 2023, and subsequently qualified by the SEC on April 11, 2023, (the “Offering Statement”). This supplement should be read in conjunction with our Offering Statement and other offering circular supplements filed with the SEC on May 1, 2023, May 5, 2023, May 11, 2023, and May 16, 2023. For convenience and additional information about the Company, we included hyperlinks below to our qualified Offering Statement containing our Offering Circular and all Offering Circular Supplements which each can be found here.

https://www.sec.gov/Archives/edgar/data/1874138/000159991623000066/sparx_1a.htm

https://www.sec.gov/Archives/edgar/data/1874138/000159991623000097/sparx_253.htm

https://www.sec.gov/Archives/edgar/data/1874138/000159991623000098/shgi_f253g2a.htm

https://www.sec.gov/Archives/edgar/data/1874138/000159991623000099/sparx_253g2a3.htm

https://www.sec.gov/Archives/edgar/data/1874138/000159991623000109/shgi_253g2no4.htm

This Offering Circular Supplement No. 5 is being filed to include the information in our Annual Report containing our audited financial statements for the annual period ended June 30, 2024, on Form 1-K filed by the Company with the SEC on October 28, 2024 (the “Form 1-K”). The audited financial statements for the period ended June 30, 2023, have been restated in our Annual Report for the period ended June 30, 2024. The exhibits to the Form 1-K are not included with this Offering Circular Supplement No. 5 and are not incorporated by reference herein. The Form 1-K is available at the link below.

Annual Report for the annual period ended June 30, 2024: https://www.sec.gov/Archives/edgar/data/1874138/000159991624000232/shgi1k.htm

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 7 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Offering Circular Supplement No. 5 is truthful or complete.